Offer to Purchase for Cash
by
STEVEN MADDEN, LTD.
of
Up to 2,600,000 Shares of its Common Stock
(including the associated rights issued under
the Rights Agreement)
at a Purchase Price Not Greater Than $20.00 nor Less Than $16.50 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 18, 2008
UNLESS THE OFFER IS EXTENDED.

February 20, 2008

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

          We have been appointed by Steven Madden, Ltd., a Delaware corporation (the “Company”), to act as Information Agent in connection with its offer to purchase for cash up to 2,600,000 shares of its common stock, par value $0.0001 per share, including the associated rights issued under the Rights Agreement (the “rights”), at a price, net to the seller in cash, less any applicable withholding taxes and without interest, not greater than $20.00 nor less than $16.50 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company and shall include the rights; and unless the rights are redeemed prior to the expiration of the Offer, a tender of the shares will constitute a tender of the rights.

          Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase dated February 20, 2008;

2.	Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients, including the Substitute Form W-9;

3.

Form of letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.

Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time; and

5.	Return envelope addressed to American Stock Transfer & Trust Company as the Depositary.

Certain conditions to the Offer are described in Section 7 of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on March 18, 2008 unless the offer is extended.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Company will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 7 of the Letter of Transmittal).

Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

D.F. King & Co., Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.